                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                        BindView Development Corporation
                        --------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    090327107
                      -------------------------------------
                      (CUSIP Number of Class of Securities)

                 Robert L. Chapman, Jr., Chapman Capital L.L.C.
                Continental Grand Plaza, 300 N. Continental Blvd.
                          El Segundo, California 90245
                                 (310) 563-6900
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                   Copies to:
                 Jack H. Nusbaum, Esq., Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                  May 2, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 2 of 13

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chap-Cap Partners, L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         1,185,000

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         PN

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 3 of 13

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chapman Capital L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         1,185,000

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 4 of 13

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert L. Chapman, Jr.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         1,185,000

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         1,185,000

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,185,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.3%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 5 of 13

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Third Point Management Company L.L.C. I.D. #13-3922602

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         2,395,500

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         2,395,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,395,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO

                                  SCHEDULE 13D

CUSIP Number: 090327107                                             Page 6 of 13

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel S. Loeb

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
         (a) [x]
         (b) [ ]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)
         N/A

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)     [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
         0

8        SHARED VOTING POWER
         2,395,500

9.       SOLE DISPOSITIVE POWER
         0

10.      SHARED DISPOSITIVE POWER
         2,395,500

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,395,500

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN

     This Amendment No. 2 (this "Amendment No. 2") amends the Schedule 13D filed with respect to BindView Development Corporation, a Texas corporation (the "Company") by the parties hereto on March 23, 2001 (the "Original Schedule 13D"), as amended by that certain Amendment No. 1 filed with respect to the Company by the parties hereto on April 11, 2001 ("Amendment No. 1"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Original Schedule 13D. The Original Schedule 13D, as amended by Amendment No. 1, is referred to herein as the First Amended Schedule 13D. The First Amended Schedule 13D, as amended by this Amendment No. 2, is referred to herein as the Second Amended Schedule 13D. This Amendment No. 2 is being filed to report that the Chapman Reporting Persons and the Loeb Reporting Persons no longer plan, at the present time, to act in concert with respect to the disposition or voting of the Shares. The members of the Chapman-Third Point Group therefore no longer may be deemed to be beneficial owners of at least 5% of the Common Stock.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the First Amended Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     Chap-Cap expended an aggregate of approximately $3,443,771.00 of its own investment capital to purchase the 1,185,000 shares of Common Stock held by it (the "Chapman Shares"). The Third Point Funds expended an aggregate of approximately $7,583,208.00 of their own investment capital to purchase the 2,395,500 shares of Common Stock held by them (the "Third Point Shares" and, together with the Chapman Shares, the "Shares"). The Third Point Funds effect purchases of securities primarily through margin accounts maintained for them with Bear, Stearns Securities Corp. which may extend margin credit to the Third Point Funds as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

ITEM 4.  Purpose of Transaction

     Item 4 of the First Amended Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     On May 2, 2001, the Company announced that Edward L. Pierce ("Mr. Pierce") has assumed the position of senior vice president and chief financial officer. The announcement set forth Mr. Pierce's extensive financial management experience and his participation in various corporate growth strategies throughout his career.

     Mr. Chapman and Mr. Loeb are optimistic that the appointment of Mr. Pierce represents a positive development in the Company's approach towards growth in shareholder value. As such, Mr. Chapman and Mr.

Loeb have decided, for the present time, to discontinue their previous approach of action in concert with respect to disposition and voting of the Shares. The Chapman Reporting Persons and the Third Point Reporting Persons plan to act independently with respect to such disposition and voting and therefore no longer constitute a group which may be deemed to hold in excess of 5% of the Common Stock. Both the Chapman Reporting Persons and the Third Point Reporting Persons reserve the right to reevaluate this approach in the future, as well as to participate, alone or with others, in plans, proposals or transactions in respect to the Company. In addition, the Chapman Reporting Persons and the Third Point Reporting Persons may consult with one another from time to time with respect to their investment in the Company, or other investments, but have no agreement, understanding or arrangement to act in concert with respect to the Company.

     The Chapman Reporting Persons and the Third Point Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on various factors, including the Company's business, affairs and financial position, other developments concerning the Company, the price level of the Common Stock, conditions in the securities markets and general economic and industry conditions, as well as other investment opportunities available to them, may in the future take such actions with respect to their investments in the Company as they deem appropriate in light of the circumstances existing from time to time. Such actions may include, without limitation, the purchase of additional shares of Common Stock in the open market and in block trades, in privately negotiated transactions or otherwise, the sale at any time of all or a portion of the Common Stock now owned or hereafter acquired by any one of them to one or more purchasers, or the distribution in kind at any time of all or a portion of the Common Stock now owned or hereafter acquired by any one of them.

     The Chapman Reporting Persons and the Third Point Reporting Persons are both engaged in the investment business. In pursuing this business, such persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of such persons may hold discussions with third parties or with management of such companies in which such persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the Company or acquiring another Company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the company's capitalization or dividend policy.

     Except as set forth above, the Chapman Reporting Persons and the Third Point Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of
Schedule 13D. Each of such persons may, at any time, review or reconsider such person's position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5.  Interest in Securities of the Issuer

     Schedule A and Schedule B of the First Amended Schedule 13D are hereby replaced with Schedule A and Schedule B, respectively, attached hereto.

     Item 5(a) of the First Amended Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the date of this Schedule 13D, Chap-Cap beneficially owns 1,185,000 shares of Common Stock. Chap-Cap shares voting and dispositive power over such holdings with Mr. Chapman and with Chapman Capital. As of December 31, 2000, the Chapman Shares represented 2.3% of the total 52,297,591 shares of Common Stock outstanding as reported in the Company's Form 10K for the year ended December 31, 2000 (the "Outstanding Shares").

         As of the date of this Schedule 13D, Third Point beneficially owns 2,395,500 shares of Common Stock. Third Point shares voting and dispositive power over such holdings with Mr. Loeb and with the Third Point Funds. As of December 31, 2000, the Third Point Shares represented 4.6% of the Outstanding Shares. None of the individual Third Point Funds owns a number of shares of Common Stock equal to or greater than 5% of the Outstanding Shares.

     Item 5(b) of the First Amended Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (b) Chapman Capital and Mr. Chapman share voting and dispositive power over the 1,185,000 shares of Common Stock held directly by Chap-Cap.

         Third Point and Mr. Loeb share voting and dispositive power over the 2,395,500 shares of Common Stock held directly by the Third Point Funds.

     Item 5(e) of the First Amended Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     (e) The Chapman Reporting Persons and the Third Point Reporting Persons ceased to be members of a group which may be deemed to hold at least 5% of the Common Stock on May 2, 2001. On such date, the

Chapman Reporting Persons and Third Point Reporting Persons terminated their informal arrangement to act in concert with respect to voting and disposition of the Shares.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 of the First Amended Schedule 13D is hereby amended by deleting the entirety of the text thereof and replacing it with the following:

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Chapman Reporting Persons and the Third Point Reporting Persons entered into an agreement with respect to the joint filing of the Original Schedule 13D, and any amendment or amendments thereto.

     Mr. Chapman and Mr. Loeb no longer have an informal oral arrangement to coordinate their actions (or to direct the actions of the Chapman Reporting Persons and the Third Point Reporting Persons, respectively) with respect to the disposition or voting of the Chapman Shares and the Third Point Shares. Mr. Chapman and Mr. Loeb may however, consult with one another, from time to time, with respect to their investments in the Company or other investments.

     Except as otherwise set forth in this Second Amended Schedule 13D, each of the Chapman Reporting Persons and the Third Point Reporting Persons expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by any other of such persons, or the Third Point Funds, and the filing of this Statement shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that any such person is a beneficial owner of any such shares.

     Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

                                   Schedule A
                                   ----------

                           (Transactions by Chap-Cap)


                                                     Amount of Shares        Approximate Price per Shares
           Date                 Security                 Bought               (inclusive of commissions)
     ----------------    ----------------------    --------------------    --------------------------------
         03/07/01             Common Stock               25,000                         $2.94
         03/07/01             Common Stock               10,000                         $3.03
         03/08/01             Common Stock              390,000                         $3.18
         03/08/01             Common Stock              100,000                         $3.03
         03/08/01             Common Stock               30,000                         $3.00
         03/12/01             Common Stock              104,000                         $3.18
         03/13/01             Common Stock               46,000                         $3.03
         03/13/01             Common Stock              100,000                         $3.03
         03/14/01             Common Stock               50,000                         $2.88
         03/16/01             Common Stock              200,000                         $2.56
         03/19/01             Common Stock               60,000                         $2.25
         03/20/01             Common Stock               50,000                         $2.25
         03/20/01             Common Stock               40,000                         $2.25


                                                     Amount of Shares        Approximate Price per Shares
           Date                 Security                   Sold               (inclusive of commissions)
     ----------------    ----------------------    --------------------    --------------------------------

         03/09/01             Common Stock              20,000                          $3.66

                                   Schedule B
                                   ----------

                       (Transactions by Third Point Funds)



                                                     Amount of Shares        Approximate Price per Shares
           Date                 Security                 Bought               (inclusive of commissions)
     ----------------    ----------------------    --------------------    --------------------------------
         03/08/01             Common Stock               25,000                         $3.125
         03/08/01             Common Stock               75,000                         $3.125
         03/08/01             Common Stock              500,000                         $3.2469
         03/08/01             Common Stock               31,500                         $3.25
         03/08/01             Common Stock              450,000                         $3.2674
         03/09/01             Common Stock              250,000                         $3.40625
         03/09/01             Common Stock               50,000                         $3.73440
         03/09/01             Common Stock              140,000                         $3.71380
         03/09/01             Common Stock               12,500                         $3.438
         03/09/01             Common Stock               19,300                         $3.80
         03/12/01             Common Stock              100,000                         $3.375
         03/13/01             Common Stock              219,000                         $3.0598
         03/14/01             Common Stock              272,400                         $3.00
         03/16/01             Common Stock              165,800                         $2.5771
         03/20/01             Common Stock               25,000                         $2.25
         03/21/01             Common Stock              145,000                         $2.5216
         03/21/01             Common Stock                8,000                         $2.50
         03/21/01             Common Stock                2,000                         $2.25
         03/22/01             Common Stock                4,000                         $2.3125
         03/30/01             Common Stock               10,000                         $2.875
         05/03/01             Common Stock                1,500                         $2.958
         05/04/01             Common Stock              123,492                         $2.97


                                                     Amount of Shares        Approximate Price per Shares
           Date                 Security                   Sold               (inclusive of commissions)
     ----------------    ----------------------    --------------------    --------------------------------

         03/09/01             Common Stock               10,000                         $3.625
         03/13/01             Common Stock              100,000                         $3.03125
         03/13/01             Common Stock                  500                         $3.00
         05/04/01             Common Stock              123,492                         $2.97

                                  SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2001                     CHAP-CAP PARTNERS, L.P.
                                       By: Chapman Capital L.L.C.,
                                           as General Partner

                                       By: /s/ Robert L. Chapman, Jr.
                                           --------------------------
                                           Name:  Robert L. Chapman, Jr.
                                           Title: Managing Member


Dated: May 4, 2001                     CHAPMAN CAPITAL L.L.C.

                                       By: /s/ Robert L. Chapman, Jr.
                                           --------------------------
                                           Name:  Robert L. Chapman, Jr.
                                           Title: Managing Member


Dated: May 4, 2001                     /s/ Robert L. Chapman, Jr.
                                       ------------------------------
                                       Robert L. Chapman, Jr.


Dated: May 4, 2001                     THIRD POINT MANAGEMENT COMPANY, L.L.C.

                                       By: /s/ Daniel S. Loeb
                                           --------------------------
                                           Name:  Daniel S. Loeb
                                           Title: Managing Member


Dated: May 4, 2001                     /s/ Daniel S. Loeb
                                       ------------------------------
                                       Daniel S. Loeb